

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2014

Via E-mail
Tamara D. Fischer
Chief Financial Officer
National Storage Affiliates Trust
5200 DTC Parkway, Suite 200
Greenwood Village, CO 80111

> **Re: National Storage Affiliates Trust**
> **Draft Registration Statement on Form S-11**
> **Submitted October 10, 2014**
> **CIK No. 0001618563**

Dear Ms. Fischer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.　　Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. In this regard, we note statements such as:

- the self-storage equity REIT sector has returned an average of over 17% on an annual total return basis compared to the average annual total return of approximately 12% for all other equity REIT sectors;

- existing public self-storage REITs are operating with a weighted average occupancy level of approximately 93% as of June 30, 2014;

- the value of $100 invested in the NAREIT self-storage sub-sector on January 1, 2008 . . . would have been worth $261 on December 31, 2013;

Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

4.　　Please address the following items regarding your completed and probable acquisitions:

a. Please tell us how you have complied with Rule 3-14 of Regulation S-X, or tell us how you have determined it was unnecessary to provide Rule 3-14 financial statements for your completed and probable acquisitions.

b. To the extent that you determine that acquisitions in your pipeline are not probable, please tell us how you made that determination. Within your response, please provide to us management's analysis of the probability of closing these acquisitions including management's historical rate of closing such acquisitions. Additionally, please tell us if any agreements for the 13 properties under contract can be terminated by the registrant with minimal or no penalty, and tell us the terms of such termination clause. Your response should specifically address whether or not any deposits are refundable.

c. If management determined that these acquisitions are probable, please tell us why Rule 3-14 financial statements have not been provided and why these probable acquisitions are not reflected in the Article 11 pro forma financial information.

d. If management determined that these acquisitions are not probable, please revise your disclosure to specifically state this assessment.

        e. To the extent you determine that certain completed and probable acquisitions are insignificant individually or in the aggregate, please provide us your significance tests.

5. To the extent you determine pipeline properties are not probable for purposes of Rule 3-14 and Article 11, please revise your portfolio disclosure throughout the prospectus to identify those properties in the pipeline that are not probable. Please also describe factors that may impact your ability to purchase these properties, such as due diligence and negotiations on final pricing and terms. In addition, we note that you have no contractual or other rights to acquire 83 of these properties. Please tell us your basis for categorizing such properties as those in your "pipeline."

6. Please tell us why you have not included occupancy data for your pipeline properties.

Prospectus Summary, page 1

7. We note your disclosure on pages 136 and 142 that you will pay the PROs supervisory and administrative fees of 5-6% of gross revenue generated by each property that they manage, and expense reimbursements. Please state this in this Summary section, and disclose any other fees that you intend to pay to your PROs.

8. Please tell us whether you considered disaggregating the properties in the In-Place Portfolio by those that have been acquired by June 30, 2014 and those that have yet to be acquired and the basis for your conclusions.

9. It appears that you determined that certain SecurCare entities are not controlled by Mr. Nordhagen. Please tell us how you made the determination that he did not control these entities. Your response should include, but not be limited to, organization charts. Please reference the authoritative accounting literature management relied upon.

Access Additional Off-Market Acquisition Opportunities, page 8

10. We note your disclosure on page 8 that you rely upon your PROs to source acquisitions in their markets. We further note your disclosure on page 10 that in certain markets, your operating partnership has agreed not to acquire additional self-storage properties without first offering the relevant PRO the opportunity to co-invest in, and manage, the property. Please provide context for when this second situation would occur. For example, if your management will also actively seek property-level acquisitions, please revise your disclosure to clarify this.

Assignment of PRO Territories, page 10

11.   We note your disclosure that certain PROs were assigned "shared MSAs" within Georgia, Washington, and Tennessee. Please identify the other PROs that share these MSAs, or advise. Please also clarify the differences in exclusivity rights associated with "shared MSAs" and "exclusive MSAs."

Our Structure, page 12

12.   We refer to the last paragraph on this page where you describe what the diagram excludes. Please include the number of OP units issuable upon conversion of outstanding subordinated performance units. Please include similar disclosure where this language appears elsewhere in the prospectus.

Summary Risk Factors, page 16

13.   Please add a summary risk factor related to your indebtedness. We note your risk factor on page 39.

Use of Proceeds, page 51

14.   We note that you were formed in 2013. Please revise to explain how you used the proceeds from the U.S. Bank senior term loans, the unsecured term loan, and mezzanine loan. Refer to Instruction 4 of Item 504 of Regulation S-K.

Capitalization, page 53

15.   Please revise your table to present the pro forma effects of the formation transactions separately from the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

16.   We note your disclosure on page 62 that your in-place portfolio will consist of 204 properties acquired from your PROs and 31 properties acquired from independent sellers. Please reconcile this with your disclosure on page 132, which discloses that all 235 properties in your in-place portfolio were contributed by your PROs. To the extent relevant, please clarify the process by which you acquire properties that are "sourced" by your PROs.

Comparison of our Statement of Operations for the Six Months Ended June 30, 2014 to our
Combined Statement of Operations for the Six Months Ended June 30, 2013, page 69

Rental Revenue, page 71

17.   We note your disclosure that approximately 40% of the rental revenue increase
        relating to your same store portfolio resulted from occupancy gains and 60% resulted
        from increased average rental rates. Please quantify the increases in occupancy and
        average rental rates. Additionally, please expand upon your disclosure to discuss the
        factors that led to such occupancy and rental rate gains. To the extent applicable, please
        address the impact of promotional discounts and any changes in rental rates for existing
        customers as opposed to new customers. Please provide similar disclosure for the
        comparison of rental revenue on page 77.

Contractual Obligations and Commitments, page 90

18.   Please provide a table of contractual obligations of NSA in addition to a contractual
        obligations table on a pro forma basis.

Our Technology and Best Practices, page 105

19.   We note your disclosure concerning the GoStorageUnits.com platform on
        page 106. Please revise your disclosure to clarify which entity owns this platform, and to
        explain whether the PROs pay any fees associated with the platform.

Our Properties, page 109

20.   Please revise your disclosure to provide the average effective annual rent per
        square foot for the properties in your in-place portfolio. Refer to Item 15(e) of Form S-
        11.

21.   Please also discuss any material trends related to and the relationship between existing
        average rents and rents on new leases.

Executive Compensation, page 123

22.   We note your disclosure on pages 3-4 that each of the owners of your PROs
        serves in some capacity for the Trust. Please clarify whether these individuals are
        compensated by you, or by their respective PROs.

The Formation and Structure of Our Company, page 132

DownREIT Partnerships, page 134

23.   We note your disclosure on page 134 that you will use DownREIT partnerships
        when you and the applicable PRO determine that it would be advantageous. Please
        expand upon your disclosure to discuss some of the factors that you will consider in
        reaching such determinations.

Certain Relationships and Related Transactions, page 141

24.   Please provide disclosure concerning your policies on related party transactions
        and the disclosure required by Item 25 of Form S-11.

Internet Marketing, page 142

25.   We note your disclosure on page 142 regarding fees paid to
        FindLocalStorage.com for leads and fees paid to SecurCare for your call center
        operations. Please clarify whether you or the PROs pay these fees.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-2

26.   For each of the properties already acquired or to be acquired, please disclose the fair
        value of the properties, the number of OP units issued or to be issued, debt assumed or to
        be assumed, and cash paid or to be paid. This information can be aggregated for each
        PRO. However, the information provided for the properties contributed by SecurCare
        should be disaggregated by properties controlled by Mr. Nordhagen and properties not
        controlled by Mr. Nordhagen. In addition, please tell us how you considered including
        this information in the The Formation and Structure of Our Company section beginning
        on page 132.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page F-7

3. Adjustments to Unaudited Pro Forma Statements of Operations, page F-10

Adjustment (BB), page F-10

27.   Please revise your disclosure to include the gross amount of supervisory and
        administrative expenses being eliminated from and added to your pro forma operations.
        In addition, please confirm for us that the services being performed under the new
        agreements are the same as those that have been performed historically.

Adjustment (FF), page F-12

28.   We note your disclosure that you have assumed you would have drawn on your revolving line of credit to finance the 2014 Closed Acquisitions. Please tell us whether you actually drew on your line of credit to finance these acquisitions and revise your disclosure as appropriate.

29.   To the extent that the credit facility interest rate can vary, please disclose the effects of a 1/8% change in the assumed interest rate.

Adjustment (NN), page F-15

30.   We note you have included a pro forma adjustment to eliminate the operations of certain properties that will not be contributed to the company. However, your disclosure on page F-24 of your financial statements seems to indicate that the operations of these properties have not been included in the historical financial statements of your predecessor. Please explain the apparent discrepancy to us and revise your disclosure as necessary.

National Storage Affiliates Trust and NSA Predecessor Financial Statements for the year ended December 31, 2013, page F-17

Notes to Consolidated and Combined Financial Statements, page F-24

6. Acquisitions and Dispositions, page F-33

Acquisitions, page F-33

31.   Please revise your table to further disaggregate the quarterly information of properties acquired by PRO.

14. Fair Value Disclosures, page F-42

32.   Please tell us how you determined it was not necessary to disclose the level of the fair value hierarchy within which the lender participation liability is categorized nor to provide a tabular disclosure of your assets and liabilities by level within the fair value hierarchy. Please refer to ASC 820-10-50.

Schedule III, page F-46

33.   Please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to provide a reconciliation of self-storage properties and related accumulated depreciation from January 1, 2012.

National Storage Affiliates Trust and NSA Predecessor Financial Statements for the six months ended June 30, 2014, page F-49

Notes to Unaudited Condensed Consolidated and Combined Financial Statements, page F-55

5. Acquisitions and Dispositions, page F-56

Acquisitions, page F-56

34.   We note your disclosure that the "Unaudited pro forma financial information for business combinations closed during the six months ended June 30, 2014 is not presented since all information required to complete this disclosure is not currently available to the Company." We will continue to monitor your filing for the inclusion of this information. Alternatively, please tell us how you determined it was impracticable to provide this information. Please refer to paragraph 2h of ASC 805-10-50.

Exhibit Index, page II-6

35.   We note you indicate that all of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file draft copies on EDGAR as correspondence.

36.   We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

        You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3655 with any other questions.

                                        Sincerely,

                                        /s/ Sonia Barros

                                        Sonia Barros
                                        Assistant Director

cc: Andrew S. Epstein, Esq.